Mail Stop 3561

      January 25, 2006

Robert J. Ingato, Esq.
Executive Vice President
General Counsel and Secretary
CIT Group Inc.
1 CIT Drive
Livingston, New Jersey 07039

Re:	CIT Funding Company, LLC
	Registration Statement on Form S-3
	Filed December 27, 2005
      File No. 333-53688

Dear Mr. Ingato,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Finally, please note that the page numbers referenced below correspond to the marked courtesy copy provided by counsel.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. We note your disclosure on page 70 listing several specific types of credit enhancement that may be used but also indicating that "other" forms of credit enhancement may be used as well. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise as necessary.
4. We note from your exhibit index that your form of pooling and servicing agreement was previously filed, but your disclosure does not indicate when such agreement was filed. Please revise to clarify and, if available, please provide us with a copy of your pooling and servicing agreement, marked to show the changes you have made to comply with Regulation AB. Additionally, ensure that, where applicable, the disclosure in your filing is updated to reflect the terms of your revised pooling and servicing agreement.
5. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.
6. We note in the base prospectus that you contemplate including a revolving period and/or a prefunding period. Please include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5) of Regulation AB. Additionally, while we note your disclosure on page 85, you should revise your base prospectus to provide a separate section outlining the terms of any prefunding accounts you intend to use.


Prospectus Supplement
The Issuing Entity, page S-26
7. Revise your disclosure to briefly describe all credit enhancement features listed in this section. Refer to Item 1114 of Regulation AB for guidance. Additionally, please revise your bracketed "Credit Enhancements" section on page S-52 of the prospectus supplement to provide similar information. For example, instead of merely referring to a "reserve account," you should briefly explain how your reserve account will work.
8. As a follow-up to the comment above, we note your reference to the use of "third party payments or other support." Please clearly indicate the type of payments and support to which you refer. For example, while it doesn`t appear that you intend to use derivatives, we note your bracketed disclosure on page S-26 referring to "swap counterparties." If you plan to use any form of derivative arrangement, including a swap agreement, please revise to clearly state this both here and in the prospectus supplement and clarify that any such arrangements would be limited to interest and currency swaps. Finally, to the extent you plan to rely on third parties as a source of credit enhancement, ensure that you provide the disclosure required by Items 1114 and 1115 of Regulation AB, as applicable.
9. We note your disclosure on page S-25, which seems to indicate that certain contracts of an issuing entity may be cross-collateralized through a contractual interest in equipment relating to contracts of another issuing entity. We also note similar disclosure in the base prospectus. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

The Servicer, page S-27
10. Please revise your disclosure here or in the base prospectus, as
appropriate, to provide all of the information required by Item
1108
of Regulation AB. For example, while we note that you have provided information regarding the past experience of the servicers and collection procedures, it does not appear that you have provided information regarding servicer advances even though your disclosure throughout the prospectus supplement contemplates servicer advances.
Revise to provide the information called for by Item 1108(c)(4) and ensure that your amendment includes all other information required by
Item 1108 as well.

The Contracts, page S-28
11. Please revise the disclosure in this section to provide all of the information called for by Item 1111(b) of Regulation AB. For example, we note from your cover letter that you do not believe that paragraph (b)(7) is applicable. However, given that your asset pool will be made up of loan contracts, it is not clear why information regarding loans and similar receivables would not be applicable. Please revise or advise. Additionally, while we note that you have provided a description of your proprietary credit score system, it is not clear why you would not be able to provide the quantitative information called for by Item 1111(b)(11). Please revise to ensure that your next amendment includes all information required by Item 1111(b) or advise.

Base Prospectus
Cover Page
12. We note the statement on the cover page advising investors that
in the event the information in the prospectus is inconsistent with
the prospectus supplement, they should rely on the information in the
prospectus supplement. Please note that disclosure in prospectus supplements may enhance disclosure in the base prospectus but should not contradict it.  See Section III.A.3(b) of SEC Release No. 33-
8518
and revise accordingly.

Prospectus Summary, page 3
Terms of the Notes, page 3
13. Please disclose all possible indices that may be used to determine interest payments in the base prospectus.

Leased Equipment, page 9
14. While we note your disclosure on page S-50 indicating that residual values will not be included in Available Funds, as your base prospectus indicates that residual values may be included in some asset pools, please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with either appropriate bracketed language or a form of prospectus supplement that outlines the format of deal-specific information regarding any offering where portions of the cash flow are anticipated to come from residual values. In this regard, we note that appropriate information called for by Item 1111(d) does not appear to have been provided. Also, confirm that the portion of the securitized pool balance attributable to residual values for leases will not constitute 20% or more, as measured by dollar volume, as of the measurement date. Refer to Item III.A.2.e. of Release No. 333-8518.

The Originators, page 30
15. We note your statement that the prospectus supplement may provide information on other originators. Please include bracketed language here or in the prospectus supplement disclosing that you will provide the information required by paragraphs (a) and (b) of Item 1110 of Regulation AB for all originators that will originate 10% or more of the pool assets and 20% or more of the pool assets, respectively.

The Contracts page 46
Equipment, page 44
16. We refer to the last bullet point on page 46 indicating that "other equipment" may be included in an asset pool. Please either revise to list the types of "other equipment" to which you refer or, if true, revise to provide disclosure similar to that on page 39, which indicates that contracts not described in that section may be included in a contract pool but would be immaterial.

Item 17. Undertakings, page II-2
17. Please include the undertakings required by paragraphs
512(a)(5)(i) and (ii) and 512(a)(6)(i)-(iv).

Signatures
18. Please indicate who is signing in the capacity of the principal executive officer. Refer to Section III.A.3.d of the Asset Backed Securities Final Rule Release No. 33-8518, and Instruction 1 to
Signatures in Form S-3.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Messeret Nega at (202) 551-3316. If you need further assistance, you may contact me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (212) 547-5444
	Peter Humphrey, Esq.
	McDermott Will & Emery LLP
	Telephone: (212) 574-5400

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Robert J. Ingato, Esq.
CIT Group Inc.
January 25, 2006
Page 1